

August 20, 2010

Geoffrey Gibbs
President
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

> **Re:** **Bulk Storage Software, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2010**
> **File No. 333-168328**

Dear Mr. Gibbs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please clarify the nature of the public markets that you are referring to in your statement that the shares will be offered "in the open market" at the initial offering price of $.25 per share. Refer to Item 501 of Regulation S-K. In addition, clarify which national securities exchange you refer to and provide us with your analysis as to why you believe you will qualify for quotation.

2.   Please clarify that this registration statement constitutes the initial public offering of Bulk Storage Software's common stock.

Summary

Our Company, page 4

3.   We note from your disclosure on page 17 that you believe you have sufficient capital to implement and/or sustain your proposed business operations through December 31, 2010.

> Consider including corresponding risk factor disclosure, which states the minimum period of planned operations that you expect to be able to fund.

4.   You state that your business is to develop and market proprietary specialized computer software to help manage electronically stored data and that you are presently designing and developing an enterprise class software and hardware based data storage appliance. Please provide a more detailed discussion of the development status of your product, your anticipated timeframe for completion, and any material costs associated with each step of your expected timeframe. Further, you state on page F-7 that the company provides management consulting services. Please ensure to include a description of the management consulting services in the business summary section, and elsewhere as applicable in your filing, to help investors better understand your product offering.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

5.   You state that as of March 31, 2010, you had cash or cash equivalents of $20,810, yet in the following sentence, you state that as of March 31, 2010, you had cash or cash equivalents of $17,310. Please reconcile these seemingly conflicting statements, as it appears from your financial statements that as of March 31, 2010, you had $6,107 in cash.

6.   Please revise your statement that you believe you have sufficient capital in the short term for your current level of operations to clarify the short term period you refer to, as we note from your disclosure on page 17 that you believe you have sufficient capital to implement your proposed business operations through December 31, 2010.

Proposed Milestones to Implement Business Operations, page 17

7.   Please explain in more detail your belief that you can be profitable or break even by the end of the current fiscal year assuming sufficient sales, given that you have not generated any revenues to date. Provide a reasonably detailed explanation of the material assumptions on which it is based.

8.   You state that you must generate approximately $50,000 in sales per year to be profitable. Elsewhere, you state that to try to operate at a break-even level based upon your current level of anticipated business activity, you believe you must generate approximately $50,000 in revenue per year. Please reconcile these seemingly conflicting statements to clarify the anticipated operating expenses necessary to meet all the short-term liquidity requirements associated with your operations for the next twelve months. Please clarify your anticipated expenses associated with the $50,000.

<u>Directors, Executive Officers and Control Persons, page 22</u>

9. In revising this section in response to the comments below, please note the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

10. We note that Mr. Gibbs currently holds a technical engineering position with a publicly held data storage hardware manufacturer. Please provide a reasonably detailed discussion of the nature and scope of the business of this hardware manufacturer, including the name of this entity. Describe the extent of Mr. Gibbs's activity with this entity, including the time he devotes to this business. Please include corresponding risk factor disclosure, alerting investors that Mr. Gibbs's time may be allocated between your business and another entity. Address any potential conflicts of interest that may result from Mr. Gibb's involvement in such other venture.

11. To the extent that any of your current directors have held directorships during the past five years in any publicly traded company, please provide the disclosure required by Item 401(e)(2) of Regulation S-K. In this regard, it appears that Brian Sobnosky has been appointed as a director of Industry Concept Holdings, Inc.

<u>Certain Relationships and Related Transactions, page 24</u>

12. We note that a private company, which has common shareholders with you, paid $15,000 in legal fees and $6,000 in consulting fees on your behalf in the fiscal quarter ended March 31, 2010. Please revise to include a materially complete description of this transaction, which includes the names of the respective parties. Refer to Item 404(d)(2) of Regulation S-K.

<u>Selling Security Holders, page 25</u>

13. Please identify the natural person or persons who hold or share voting and/or dispositive power over each selling shareholder entity listed in the selling shareholder table, including, but without limitation, Harbinger Intl, Edwards Investments, LLC, Univestors, LLC, Mack Investments, LLC, Corporate Legal, Inc. Refer to Interpretive Response 240.04 of the Compliance and Disclosure Interpretations for Regulation S-K available on our website.

14. Please provide a materially complete discussion of the nature of the transaction(s) in which your selling shareholders acquired the shares that you are seeking to register for resale on their behalf, including the date that the transactions took place, the number of shares acquired, and the material terms of the transactions.

Financial Statements

General

15.   Please include updated financial statements through June 30, 2010 pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Statement of Cash Flows, page F-4

16.   Refer to the Net (loss) presented in the "Year Ended September 30, 2009" column and explain why the amount differs from the Net (loss) presented for the same period in the Statement of Operations on page F-3.

Part II

Item 14. Indemnification of Directors and Officers, page II-1

17.   You state that you will indemnify your officers and directors to the fullest extent permitted by the laws of the state of Colorado. Please revise to explain in materially complete detail the scope of indemnification to which you are obligated by virtue of the interaction of the terms of the articles of incorporation and the laws of the state of Colorado. Refer to Item 702 of Regulation S-K.

Item 17. Undertakings, page II-4

18.   Please include the undertaking required by Item 512(a)(3) of Regulation S-K.

Signatures, page II-5

19.   Please ensure that your signature page conforms to the requirements of Form S-1. In this regard, we note that you have not identified your principal financial officer and principal accounting officer or controller. Refer to the Instructions for Signatures of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet at (202) 551-3545 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile to: (303) 794-3393
        David J. Wagner, Esq.